Exhibit 99.1

Lithium Americas Reports 2020 Full Year and Fourth Quarter Results

VANCOUVER, British Columbia, March 02, 2021 (GLOBE NEWSWIRE) -- Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) has reported financial and operating results for the fourth quarter and year ended December 31, 2020.

This news release should be read in conjunction with Lithium Americas’ consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2020, which are available on the Company’s website and SEDAR.

All amounts are in U.S. dollars unless otherwise indicated.

Highlights

Caucharí-Olaroz Lithium Project (“Caucharí-Olaroz”):

  Construction activities at Caucharí-Olaroz continue to advance with enhanced COVID-19 health and safety protocols in place.

  Capital expenditures for the Project remain on budget with $477 million (84%) of the $565 million committed, including $388 million (69%) spent, as of December 31, 2020.

  Capital costs attributable to COVID-19 during the construction period, including costs for quarantine and extra camp capacity, are being assessed and now reported separate from the budgeted capital expenditures.

  Significant progress has been made on the lime plant, solvent extraction plant and lithium carbonate plant.

  The solar evaporation ponds are well advanced with sufficient brine inventory to support production ramp up.

  The health and safety of the workforce and surrounding communities remains the highest priority with no positive cases of COVID-19 reported at site in over 130 days.

  Based on the latest construction schedule, which assumes a reduced workforce at site in accordance with COVID-19 protocols throughout construction, the Company expects first production in mid-2022.

  In Q1 2021, Marcelo Cabral was appointed General Manager responsible for the development and commissioning of Caucharí-Olaroz. Mr. Cabral was previously with Gold Fields Ltd. and responsible for commissioning MMG Ltd.’s Las Bambas copper project in Peru.

  In H1 2021, the Jujuy Energia y Mineria Sociedad del Estado (“JEMSE”), a company owned by the Government of Jujuy province, is expected to complete the exercise of its 2012 participation right, at which point it will receive and hold an 8.5% interest in Caucharí-Olaroz.

Thacker Pass Lithium Project (“Thacker Pass”):

  On January 15, 2021, the US Bureau of Land Management issued the Record of Decision following completion of the National Environmental Policy Act process.

  All remaining state permits and water right transfers required to commence construction are expected later this year.

  The process testing facility in Reno, Nevada, continues to operate with enhanced COVID-19 protocols in place and has produced over 15,000 kg of lithium sulphate solution.

  The Company continues to evaluate partnership and financing opportunities for Thacker Pass, including the possibility of a joint venture partner.

  The Company contemplates that the feasibility study will include an initial production capacity greater than 20,000 tonnes per annum of lithium carbonate equivalent previously considered. Based on ongoing discussions with potential partners and customers, the Company expects that a finalized development plan and timeline of the related feasibility study will be determined as the prospective commercial arrangements are advanced.

Corporate:

  As at December 31, 2020, the Company had $148 million in cash and cash equivalents ($518 million as at February 28, 2021).

  On January 22, 2021, the Company closed an underwritten public offering of shares of its common stock and issued 18,181,818 common shares at a price of $22.00 per Common Share for gross proceeds to the Company of approximately $400 million (approximately $377 million net proceeds).

  On November 30, 2020, Lithium Americas completed an at-the-market equity program (“ATM Program”) and issued a total of 9,266,587 common shares from treasury for gross proceeds of approximately $100 million ($97 million net proceeds).

  As at December 31, 2020, the Company had $184 million in undrawn credit with $96 million drawn from the $205 million senior credit facility and $25 million from its $100 million unsecured, limited recourse, subordinated loan facility.

  In February 2021, Ignacio Celorrio was promoted to President, Latin America to act as the Company’s representative in Latin America and oversee the management of the Caucharí-Olaroz project.

  In November 2020, Lithium Americas published its inaugural 2019 Sustainability Report prepared with reference to the Global Reporting Initiative Standards, which includes reporting on the United Nations’ Sustainable Development Goals.

Financial Results

Selected consolidated financial information is presented as follows:

(in US$ million except per share information)	Year ended	Year ended
	December 31, 2020	December 31, 2019
	$	$
Expenses	(30.6)	(15.7)
Net (loss)/income	(36.2)	51.7
(Loss)/income per share - basic	(0.39)	0.58

(in US$ million)	As at	As at
	December 31, 2020	December 31, 2019
	$	$
Cash and cash equivalents	148.1	83.6
Total assets	326.7	293.8
Total long-term liabilities	(127.3)	(119.2)

During the year ended December 31, 2020, total assets increased primarily due to the proceeds raised from the $100.0 million ATM Program, partially offset by a decrease as a result of closing the transaction with a subsidiary of Ganfeng Lithium Co. Ltd. (“Ganfeng”) and cessation of proportional consolidation of Caucharí-Olaroz with transition to equity accounting for the project investment. Cash increased due to the ATM Program proceeds and the $40.0 million of loans repaid to the Company upon closing of the transaction with Ganfeng partially offset by capital expenditures on Caucharí-Olaroz and operating activities, including exploration expenditures on Thacker Pass. Total long-term liabilities increased primarily as a result of a $24.7 million drawdown on the Company’s limited recourse loan facility and a $12.0 million drawdown on the Company’s senior credit facility, partially offset by the effect of closing the transaction with Ganfeng.

Net loss for the year ended December 31, 2020, was $36.2 million compared to net income of $51.7 million for the year ended December 31, 2019. Net income in 2019 was a result of the gain on dilution of interest in Caucharí-Olaroz.

Qualified Person:

The scientific and technical information in this news release has been reviewed and approved by Dr. Rene LeBlanc, a Qualified Person for purposes of NI 43-101 by virtue of his experience, education and professional association. Dr. LeBlanc is the Chief Technical Officer of the Company. Information on the Company’s data verification and QA / QC procedures is contained in Lithium Americas’ current technical reports for Caucharí-Olaroz and Thacker Pass, available at www.sedar.com.

About Lithium Americas:

Lithium Americas is a development-stage company with projects in Jujuy, Argentina and Nevada, United States. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:
Lithium Americas Corp.
Investor Relations
Suite 300 - 900 West Hastings Street
Vancouver, BC, V6C 1E5
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

Forward-Looking Statements:

This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking information. Examples of forward-looking information in this news release include, among other things, statements related to: successful development of the Caucharí-Olaroz project and the Thacker Pass project, including timing, progress, construction, milestones, anticipated production and results thereof; the expected outcome of any complaints or claims made or that could be made concerning the environmental permitting process in the United States for the Thacker Pass project; the expected benefits from previous transactions; expectations and anticipated impact of the COVID-19; capital expenditures and programs; estimates of the mineral resources and mineral reserves at the Company’s properties; development of mineral resources and mineral reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the realization of mineral resources and mineral reserves estimates, including whether mineral resources will ever be developed into mineral reserves and information and underlying assumptions related thereto; the timing and amount of future production; currency exchange and interest rates; expected outcome and timing of environmental surveys and permit applications and other environmental matters; the Company’s ability to raise capital; expected expenditures to be made by the Company on its properties; the timing, cost, quantity, capacity and product quality of production of the Caucharí-Olaroz project, which is held and operated through an entity in Argentina 49% owned by the Company and 51% owned by Ganfeng; successful operation of the Caucharí-Olaroz project under its co-ownership structure; the expected timing for JEMSE to exercise its right to acquire an interest in the Caucharí-Olaroz project; whether the Company will ever be able to realize on an additional debt funding commitment, including the terms and timing thereof; ability to produce high purity battery grade lithium products; the timing, cost, quantity, capacity and product quality of production at the Thacker Pass project; results of the Company’s engineering, design and permitting program at the Thacker Pass project, including that the Company meets deadlines and receives permits as anticipated; successful results from the Company’s testing facility and third-party tests related thereto; capital costs, operating costs, and sustaining capital requirements of the Caucharí-Olaroz project and the Thacker Pass project; timing, results and completion of a feasibility study for the Thacker Pass project; the Company’s share of the expected capital expenditures for the construction of the Caucharí-Olaroz project and for permitting and Thacker Pass project feasibility study activities at the Thacker Pass project; ability to achieve capital cost efficiencies; stability and inflation related to the Argentine peso, whether the Argentine government implements additional foreign exchange and capital controls, and the effect of current or any additional regulations on the Company’s operations; approval of pending patents; and the potential for partnership and financing scenarios for the Thacker Pass project.

Forward-looking information is based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such information. Such information reflects the Company’s current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingencies. These assumptions include, among others, the following: current technological trends; a cordial business relationship between the Company and Ganfeng for the Caucharí-Olaroz project; ability of the Company to fund, advance and develop the Caucharí-Olaroz project and the Thacker Pass project, and the respective impacts of the projects when production commences; the Company’s ability to operate in a safe and effective manner; uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Nevada and Argentina; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the impact of increasing competition in the lithium business, and LAC’s competitive position in the industry; general economic conditions; the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates; stability and inflation of the Argentinian peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations; the impact of unknown financial contingencies, including litigation costs, on the Company’s operations; gains or losses, in each case, if any, from short-term investments in Argentine bonds and equities; estimates of and unpredictable changes to the market prices for lithium products; exploration, development and construction costs for the Caucharí-Olaroz project and the Thacker Pass project; estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; reliability of technical data; anticipated timing and results of exploration, development and construction activities, including the impact of COVID-19 on such timing; timely responses from governmental agencies responsible for reviewing and considering the Company’s permitting activities at the Thacker Pass project; the Company’s ability to obtain additional financing, including pursuant to an additional debt funding commitment, on satisfactory terms or at all; the ability to develop and achieve production at any of the Company’s mineral exploration and development properties; the impact of COVID-19 on the Company’s business; the expected benefits from prior transactions; accuracy of development budget and construction estimates; and preparation of a development plan and feasibility study for lithium production at the Thacker Pass project.

Forward-looking information also involve known and unknown risks that may cause actual results to differ materially, these risks include, among others, inherent risks in the development of capital intensive mineral projects (including as co-owners), variations in mineral resources and mineral reserves, global demand for lithium, recovery rates and lithium pricing, risks associated with successfully securing adequate financing, changes in project parameters and funding thereof, risks related to growth of lithium markets and pricing for products thereof, changes in legislation, governmental or community policy, political risk associated with foreign operations, permitting risk, including receipt of new permits and maintenance of existing permits, title and access risk, cost overruns, unpredictable weather and maintenance of natural resources, unanticipated delays, intellectual property risks, currency and interest rate fluctuations, operational risks, health and safety risks, and general market and industry conditions. Additional risks, assumptions and other factors are set out in the Company’s management discussion analysis and most recent annual information form, copies of which are available on SEDAR at www.sedar.com.

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.